EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES
FOR THE THREE MONTHS ENDED MARCH 31, 2004

The ratio of earnings to fixed charges is calculated according to a formula specified by the Commission. Earnings, the numerator of the calculation, is defined as pre-tax income from continuing operations excluding undistributed income from equity method investments and fixed charges. Fixed charges, the denominator of the calculation, are defined as interest expense, amortization of debt expense and an estimate of interest within rental expense. We have included interest credited to policyholders as a component of fixed charges.

Pre-tax income from continuing operations	$214.9

Adjustments for equity method investments:
Equity method income	(1.3)
Dividends received from equity method investees	—

(1.3)

Fixed charges:
Interest expense, including amortization of debt expense and interest in rental expense	11.5
Interest credited to policyholders	228.8

240.3

Earnings	$453.9

Ratio of earnings to fixed charges	1.89

Ratio of earnings to fixed charges, excluding interest credited to policyholders	19.57